

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Via Email
Pino G. Baldassarre
President
Networking Partners Inc.
857 Sarno Road,
Melbourne, Florida 32935

> **Re:** **Networking Partners Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2011**
> **File No. 333-173790**

Dear Mr. Baldassarre:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the cover page of the registration statement to eliminate the reference to Rule 434 and include the correct primary standard industrial classification code of 7374, rather than 7900. Also, revise to include the correct address of the Securities and Exchange Commission on page 41.

Cover Page

2. You state on the cover page that the company is offering shares of common stock based on a minimum sale amount of 200,000 shares but you also state that there is "no minimum number of shares required to be purchased" in this offering. Please revise to clarify your statement that there is no minimum number of shares required to be purchased.

Summary of Our Offering

The Offering, page 4

3.   Please revise the line item "Net proceeds to our company" to reflect either gross proceeds or indicate that the proceeds listed on page 4 reflects the amount to be received by the company before expenses of the offering are deducted.

Risk Factors, page 5

General

4.   Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

5.   We note that you have not filed a registration statement under the Securities Exchange Act and it appears likely that you will not become a fully reporting company but will instead be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies. As applicable, please include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective. In addition, revise your statement on page 41 that you will be required to file proxy statements and be subject to Section 14 of the Exchange Act.

6.   We note your disclosure on page 37 that the present shareholders will own 75% of your outstanding shares after the offering assuming the sale of all of the shares of common stock. Please add a risk factor that your executive officers, directors, and principal shareholders will continue to retain significant voting rights and could exercise control over the corporate actions of the company after the offering.

Use of Proceeds, page 9

7.   Please specify the "other expenses" and explain the "salaries" expense listed in the use of proceeds table on page 10. Given that you do not currently pay your executive officers and directors a salary, it is unclear how you intend to utilize the proceeds in this line item. Further, tell us whether you have accounted for the costs of being a publicly reporting company. We note your disclosure on page 5 that you estimate these costs to be between

$40,000 and $50,000, but this amount does not appear to be reflected in the chart. Please advise.

8.   We note your disclosure on page 40 that you intend to pay the convertible note issued to your President from the proceeds of the offering unless he elects to convert the Note into shares of common stock. Please tell us how you accounted for the repayment of the Note in your use of proceeds chart on page 10.

Plan of Distribution; Terms of the Offering, page 12

9.   We note that you plan to return monies to investors if a threshold minimum amount for investment has not been met and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rule 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

10.   Please tell us whether you intend to place the funds in an interest bearing account at Wachovia Bank during the offering period. We note that if the minimum amount of investment is not achieved, you will return the funds without interest or deduction. Tell us with a view toward disclosure whether the interest, if any, will be retained by you as proceeds of the offering.

11.   We note that you have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. Tell us, with a view towards disclosure, whether there are conditions that must be met for the subscriptions to be accepted. Please consider whether disclosure is appropriate in that respect.

12.   Please describe the process for the gathering of the subscriptions, how the determination will be made as to whether the minimum has or has not been achieved, and who has these responsibilities.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 15

General

13.   Please expand your disclosure to discuss your plan of operations if less than the minimum number of shares are sold in this offering and you are, therefore, forced to return all of the funds. In this regard, revise to provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if this were to occur. State the minimum period of time that you will be able to conduct planned operations using currently available capital resources

Liquidity and Capital Resources, page 20

14.   You indicate on page 3 that your monthly "burn rate" is $15,000 which is approximately $180,000 for 12 months. Please explain why you believe that you can satisfy the cash requirements during the next 12 months and begin implementing your business plan if you raise the minimum amount of $100,000.

15.   Please clarify the terms of the $50,000 convertible note that you disclose was issued to your President on April 14, 2011. It appears that the entire amount of the convertible note has not yet been issued. Rather, the convertible note represents past and future advances to the company. Explain your statement that Mr. Baldassarre has "verbally committed to advance an additional $46,500" to fund your operations and offering expenses over the next few months given that this appears to be a written contractual obligation between Mr. Baldassarre and the company.

Business, page 21

16.   We note your multiple references to Facebook, MySpace, Foursquare, and Twitter throughout the registration statement. Please note that recurring discussions of these other websites and companies that bear no relationship to the company is not appropriate. Revise your prospectus summary and business section to focus on and clearly explain the functionality of your own websites, rather than discussing the value of other social networking sites. To the extent that discussion of these companies and websites is relevant, it would be more appropriate to discuss them in the competition discussion of your business section and only to the extent that you believe that you are in direct competition with these companies.

17.   With respect to every third-party statement in your prospectus, such as statistics by Google Analytics and Alexa, disclose the date of each report from which the statement is derived and supplementally provide us with the relevant portions of the reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

18.   Please disclose the material terms of the acquisition agreement with Anne's Diary, Inc. for the two websites, koini.com and koiniclub.com. We note that you issued 7,260,000 shares of common stock to Anne's Diary, but disclose any other formal or informal agreements that were part of the acquisition, such as arrangements for employment or for representatives of Anne's Diary to serve on the company's board. In this regard, we note that Jose Sariego Sanchez worked for Anne's Diary and is now employed by the company as an executive officer and director. Further, please tell us whether you intend to file the acquisition agreements with Anne's Diary pursuant to Item 601(b)(2) of Regulation S-K.

Management, page 33

19.   Please revise the chart on page 33 to include all of the positions held by David Bradley-Ward and Jorge Sariego Sanchez. It appears that both of these executive officers also serve as directors of the company. Further, revise the biography of Mr. Bradley-Ward to clarify the name of the corporations or other organizations in which he was employed in the past five years.

20.   Disclose whether the executive officers and employee of the company are currently involved in other business activities and the number of business hours that each executive officer and director intends to devote to the business of the company.

21.   Tell us what consideration you have given to identifying and disclosing the background experience of Negar Motamed-Khorasani, your Lead Graphics Designer and Multimedia Manager according to your corporate website. It appears that he is a significant employee who makes or is expected to make significant contributions to the business of the company. See Item 401(c) and (e) of Regulation S-K.

Director Qualifications, page 35

22.   Notwithstanding your disclosure on page 35, for each director, please revise to disclose on an individual basis why the person's particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director. See Item 401(e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Financial Statements, page 41

23.   Please revise to remove any references to legacy GAAP. For example, we note your reference to EITF 00-02 and SFAS 157 on pages F-11 and F-26. You should either provide a brief description of the accounting guidance applied or provide a reference to the FASB Codification.

Exhibit 5.1

24.   The opinion states that in expressing the opinion, counsel relied upon representations and certificates of the officers of the Company as to any questions of fact. Please note that it is inappropriate for counsel to include assumptions that are too broad or assume any of the material facts underlying the opinion. Tell us what representations counsel relied upon in preparing the legal opinion, or provide an amended opinion of counsel that does not assume facts that are easily ascertainable such as whether the company is legally incorporated, whether it has sufficient authorized shares, whether it is not in bankruptcy,

and whether it has taken all corporate actions necessary to authorize the issuance of shares.

Exhibit 99.1

25.   It appears that the Subscription Agreement filed as Exhibit 99.1 does not disclose that a minimum of 200,000 shares must be sold in order for the offering to be completed and that investors are entitled to receive their funds back promptly if the minimum is not achieved. Please file a revised subscription agreement that outlines the material terms of this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        David E. Wise, Esq.
        Law Offices of David E. Wise, P.C.